UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: February 14, 2019

Commission File Number 001-35345

PACIFIC DRILLING S.A.

8-10, Avenue de la Gare

L-1610 Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On February 14, 2019, we issued a press release announcing that the Company’s Board has recommended a share repurchase program and has provided a Notice of Extraordinary General Meeting of Shareholders and Proxy Statement (the “Notice”) to its shareholders of record as of February 8, 2019 for an Extraordinary General Meeting of Shareholders scheduled for February 22, 2019 (the “EGM”).

A copy of the press release is attached to this report on Form 6-K as Exhibit 99.1.  A copy of the Notice is attached to this report on Form 6-K as Exhibit 99.2.   Also attached to this report on Form 6-K as Exhibit 99.3 are the proxy cards relating to the EGM.

The press release shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that Section, unless the Company specifically incorporates the information by reference in a document filed under the Securities Act of 1933 or the Securities Exchange Act of 1934.

By filing this report on Form 6-K and furnishing this information, the Company makes no admission as to the materiality of any information contained in this report.  The Company undertakes no duty or obligation to publicly update or revise the information contained in this report, although the Company may do so from time to time as management believes is warranted.

The following exhibits are filed as part of this Form 6-K and are incorporated herein by reference:

Exhibit	Description

99.1	Press Release announcing that the Board has recommended a Share Repurchase Program, and provided a Notice of Extraordinary General Meeting of Shareholders

99.2	Notice of Extraordinary General Meeting of Shareholders and Proxy Statement
99.3	Extraordinary General Meeting Proxy Cards

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pacific Drilling S.A.
(Registrant)

Dated:	February 14, 2019	By	/s/ Lisa Manget Buchanan
Lisa Manget Buchanan
SVP, General Counsel & Secretary